UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-15416

RESPONSE ONCOLOGY, INC.

(Exact name of registrant as specified in its charter)

1805 MORIAH WOODS BLVD., MEMPHIS, TN 38117 (901)761-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[X] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certification or notice date: None (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Response Oncology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 27, 2002	By:	/s/ Charles E. Sweet
	Name: Title:	Charles E. Sweet Director and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1)	On June 14, 2002, the United States Bankruptcy Court for the Western District of Tennessee, Western Division, entered an order confirming the Second Joint Plan (the “Plan”) of Response Oncology, Inc. and Subsidiaries (the “Company”) and AmSouth Bank, as lender and as agent on behalf of the Senior Secured Lenders, including itself, Bank of America, N.A. and Union Planters Bank, N.A., (collectively the “Lenders”) in connection with the Company’s case under Chapter 11 of the United States Code (case no. 01-24607-DSK). The Plan became effective on June 25, 2002 (the “Effective Date”). The Plan provides that holders of the Company’s common stock, par value $.01 per share (“Common Stock”), will not receive or retain any interest, property or other consideration or distribution of any nature under the Plan in respect of the Common Stock. The Plan also provides that, on the Effective Date of the Plan, all outstanding shares of stock in the Company, together with any other options, warrants, conversion rights, rights of first refusal or other rights, contractual or otherwise, to acquire or receive any stock or other ownership interests in the Company, and any contracts, subscriptions, commitments or agreements pursuant to which the non-debtor party was or could have been entitled to receive shares, securities, or other ownership interests in the Company were extinguished and the certificates and any other documents representing such shares of Common Stock or other securities or rights are deemed to have been canceled and to be of no force or effect. Accordingly, on the Effective Date, all outstanding shares of Common Stock were canceled pursuant to the Plan. Upon completion of the liquidation of all of the Company’s assets and distribution of those proceeds in accordance with the Plan, the Company will be dissolved.